July 26, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Tanya K. Aldave

Re:	MidWestOne Financial Group, Inc.
Request for Acceleration of Effectiveness of Form S-3
SEC File No. 333-266263 (“Registration Statement”)

Dear Ms. Aldave:

On behalf of MidWestOne Financial Group, Inc., as registrant, the undersigned officer hereby requests that the effective date for the Registration Statement be accelerated so that it will become effective at 3:00 p.m. (Washington, D.C. time), or as soon as practicable thereafter, on Thursday, July 28, 2022.

Feel free to telephone Nick Brenckman of Barack Ferrazzano Kirschbaum & Nagelberg LLP, the registrant’s legal counsel, at (612) 200-8626 with any questions or comments.

Very truly yours,

MidWestOne Financial Group, Inc.
/s/ Barry S. Ray
Barry S. Ray
Senior Executive Vice President and Chief Financial Officer